SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PLUG POWER INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE,

HAVING AN EXERCISE PRICE GREATER THAN $8.53 PER SHARE

(Title of Class of Securities)

72919P103

(CUSIP Number of Class of Securities (Underlying Common Stock))

Roger B. Saillant

President and Chief Executive Officer

Plug Power Inc.

968 Albany-Shaker Road

Latham, New York 12110

Telephone: (518) 782-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Stuart M. Cable, P.C.

Robert P. Whalen, Jr., P.C.

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109

Telephone: (617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,826,715	$309.58

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,023,978 shares of common stock of Plug Power Inc. that have an aggregate value of $3,826,715 as of May 20, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of the Transaction Value.
**	Previously paid.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $309.58	Filing Party: Plug Power Inc.
Form or Registration No.: Schedule TO	Date Filed: May 22, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check	the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by Plug Power Inc. (“Plug Power”) with the Securities and Exchange Commission on May 22, 2003, and amended on June 11, 2003 (the “Schedule TO”), relates to an offer by Plug Power to its eligible employees to exchange all outstanding stock options to purchase shares of Plug Power common stock granted under the Plug Power Inc. 1999 Stock Option and Incentive Plan, as amended (the “1999 Option Plan”) and the Plug Power, L.L.C. Second Amendment and Restatement of the Membership Option Plan, as amended, which have an exercise price greater than $8.53 per share of Plug Power common stock and otherwise satisfy the conditions set forth in the Offer to Exchange, dated May 22, 2003 (the “Offer to Exchange”), for shares of Plug Power restricted common stock that will be granted under the 1999 Option Plan, upon the terms and subject to the conditions described in the Offer to Exchange and in the related Election Form filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

Item 12.    Exhibits.

Item 12 is hereby amended and supplemented as follows:

A.    The last sentence of each of Question 5, Question 14 and Section 6 – Acceptance of Options for Exchange and Cancellation; Issuance of Restricted Stock on pages 2, 3 and 15 of the Offer to Exchange, respectively, are hereby amended to replace the words “grant date” with “Expiration Date (as defined in Section 2)”.

B.    The second paragraph of Section 7 – Conditions of the Offer on page 15 of the Offer to Exchange is hereby amended to replace the parenthetical “(including any action or omission to act by us)” with “(other than any action or omission to act by us)”.

C.    Paragraphs (a), (b)(3) and (e) of Section 7 – Conditions of the Offer on pages 15, 16 and 17 of the Offer to Exchange, respectively, are hereby amended to insert the following parenthetical after the words “contemplated benefits of the Offer to us”:

“(as described above in Section 3)”.

D.    Paragraph (a) of Section 7 – Conditions of the Offer on page 15 of the Offer to Exchange is hereby amended to delete in its entirety the phrase “, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries”. Paragraph (b)(4) of Section 7 – Conditions of the Offer on page 16 of the Offer to Exchange is hereby amended to delete in its entirety the phrase “, or otherwise materially impair in any way the contemplated future conduct of our business or the business of our subsidiaries”.

E.    Paragraph (c)(5) of Section 7 – Conditions of the Offer on page 16 of the Offer to Exchange is hereby amended to replace the words “any significant decrease” with “any material decrease”.

F.    Paragraph (e) of Section 7 – Conditions of the Offer on page 17 of the Offer to Exchange is hereby amended to replace the words “that, in our reasonable judgment, is or may be materially adverse” with “that, in our reasonable judgment, is materially adverse”.

G.    Section 10 – Information Concerning Plug Power Inc. on page 20 of the Offer to Exchange is hereby amended to insert the following immediately after the table of summary historical consolidated financial information:

“The book value per share of our common stock at March 31, 2003 was $2.08. This amount was calculated by dividing our unaudited consolidated stockholders equity at March 31, 2003 of $125,203,000 by the 60,062,253 shares of our common stock that were outstanding as of March 31, 2003.

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As described below, our earnings were inadequate to cover fixed charges in each of the five years 1998 to 2002 and for the three-month periods ended March 31, 2002 and 2003. However, because we have had a significant cash balance in each of these periods, the calculation of the ratio of earnings to fixed charges is misleading with respect to our ability to cover our fixed charges and therefore has not been presented.

For the five-year period 1998 to 2002 and for the three-month periods ended March 31, 2002 and 2003, we reported a consolidated pre-tax loss from continuing operations before equity in losses of affiliates of $9.6 million, $32.0 million, $83.9 million, $69.8 million, $45.2 million, $11.0 million and $13.3 million, respectively. Equity in loss of affiliates during the same periods were $0, $1.5 million, $2.3 million, $3.2 million, $2.0 million, $584,000, and $485,000, respectively. Fixed charges during the same periods were $0, $190,000, $363,000, $260,000, $97,000, $25,000 and $17,000, respectively, and were comprised solely of interest expense. Earnings, as defined below, were also a loss in each of the five years 1998 to 2002 and for the three-month periods ended March 31, 2002 and 2003.

For the purpose of calculating the ratio of earnings to fixed charges, earnings are generally defined as consolidated income from continuing operations before income taxes, adjustment for minority interests in consolidated subsidiaries and equity in income or loss of affiliates, plus fixed charges. Fixed charges are generally defined as the sum of interest on indebtedness, amortization of debt issuance costs and estimated interest within rental expenses. There are no minority interests in any Plug Power subsidiary and Plug Power has no preferred securities or capitalized interest.”

H. The second sentence of the second paragraph of Section 17 – Additional Information on page 28 of the Offer to Exchange is hereby amended to delete in its entirety the following phrase: “, and later information filed with the SEC will update and supersede this information”. The third sentence of the second paragraph of Section 17 – Additional Information on page 28 of the Offer to Exchange is hereby amended to delete in its entirety the following phrase: “and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act”.

I. Exhibit (a)(9) to this Amendment No.2 is hereby filed as Exhibit (a)(9) to the Schedule TO.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLUG POWER INC.

By:	/s/ DAVID A. NEUMANN

Name: Title:	David A. Neumann Vice President and Chief Financial Officer

Date: June 13, 2003

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Exhibit Index

(a	)(1)	Offer to Exchange, dated May 22, 2003.*

(a	)(2)	Form of Election Form.*

(a	)(3)	Form of Notice of Withdrawal of Tender.*

(a	)(4)	Form of E-mail Announcing Commencement of Offer.*

(a	)(5)	Form of E-mail Notifying Optionholders of Receipt of Tendered Options.*

(a	)(6)	Plug Power Inc. Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2003, and incorporated herein by reference.

(a	)(7)	Plug Power Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 15, 2003, and incorporated herein by reference.

(a	)(8)	Presentation of Terms of Exchange Offer to Employees, dated June 11, 2003.**

(a	)(9)	Form of E-mail Notifying Optionholders of an Amendment to the Offer to Exchange.

(d	)(1)	Plug Power Inc. 1999 Stock Option and Incentive Plan (incorporated herein by reference to Exhibit 10.33 to Plug Power Inc.’s Registration Statement on Form S-1 (File No. 333-86089) filed on August 27, 1999).

(d	)(2)	Amendment to the 1999 Stock Option and Incentive Plan (incorporated herein by reference to Exhibit B to Plug Power Inc.’s Definitive Proxy Statement on Schedule 14A filed on April 19, 2001).

(d	)(3)	Plug Power, L.L.C. Second Amendment and Restatement of the Membership Option Plan (incorporated herein by reference to Exhibit 10.25 to Plug Power Inc.’s Registration Statement on Form S-1 (File No. 333-86089) filed on August 27, 1999).

(d	)(4)	Amendment to the Plug Power, L.L.C. Second Amendment and Restatement of the Membership Option Plan (incorporated herein by reference to Exhibit 10.25 to Plug Power Inc.’s Registration Statement on Form S-1 (File No. 333-86089) filed on August 27, 1999).

(d	)(5)	Form of Restricted Stock Award Agreement, included as Annex A to the Offer to Exchange filed as Exhibit (a)(1) hereto and incorporated herein by reference.

(d	)(6)	Agreement, dated as of August 6, 1999, between Plug Power, L.L.C. and Gregory A. Silvestri (incorporated herein by reference to Exhibit 10.30 to Plug Power Inc.’s Registration Statement on Form S-1 (File No. 333-86089) filed on August 27, 1999).

(d	)(7)	Amendment dated September 19, 2000, to the Agreement, dated as of August 6, 1999, between Plug Power Inc. and Gregory A. Silvestri (incorporated herein by reference to Exhibit 10.43 to Plug Power Inc.’s Annual Report on Form 10-K for the year ended December 31, 2000).

(d	)(8)	Agreement, dated as of December 15, 2000, between Plug Power Inc. and Roger Saillant (incorporated herein by reference to Exhibit 10.41 to Plug Power Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000).

(d	)(9)	Agreement dated as of August 29, 2002, between Plug Power Inc. and Mark Sperry (incorporated herein by reference to Exhibit 10.57 to Plug Power Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).

(d	)(10)	Agreement dated as of August 29, 2002, between Plug Power Inc. and John Elter (incorporated herein by reference to Exhibit 10.58 to Plug Power Inc.’s Quarter Report on Form 10-Q for the quarter ended September 30, 2002).

(g	)	Not applicable.

(h	)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on May 22, 2003.
**	Previously filed as an exhibit to Amendment No.1 to the Schedule TO filed with the Securities and Exchange Commission on June 11, 2003.